Exhibit 99.1

Galmed Pharmaceuticals to Present New Data on Aramchol effect on glucose metabolism, MoA and clinical results at AASLD 2019

TEL AVIV, Israel, October XX, 2019 - Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) ("Galmed" or the "Company"), a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted, oral, SCD1 modulator, currently in Phase 3/4 clinical trial for the treatment of nonalcoholic steatohepatitis (NASH) and fibrosis announced today that it will present new data at The Liver Meeting®, the annual meeting of the American Association for the Study of Liver Diseases (AASLD) in Boston, November 8-12, 2019. This new pre-clinical data elucidates the mechanism by which Aramchol affects glucose metabolism in the liver that resulted in a reduction of HbA1C in patients in the Company’s Phase IIb trial. The data suggests that Aramchol improves liver glucose homeostasis in patients and murine models. Galmed will also present clinical data on the rationale for the Phase 3/4 dose selection and its potential increased efficacy.

"At this year’s Liver Meeting, we look forward to sharing new mechanistic data that will emphasize the role of Aramchol in the disease progression, treating multiple aspects of NASH including also normalization of glucose metabolism. These new data are particularly important for the patients enrolling in our ongoing ARMOR Phase 3/4 study who are overweight/obese and have prediabetes/diabetes," stated Allen Baharaff, Chief Executive Officer of Galmed. “In addition, the clinical data we are presenting demonstrated a significant increase in exposure following twice daily treatment, potentially increasing efficacy.”

Galmed will be exhibiting at booth #602 througout the The Liver Meeting®.

The following posters will be presented during The Liver Meeting® as a part of Session: NAFLD and NASH: Experimental Clinical

Monday, November 11, 2019 – 08:00 a.m. – 05:30 p,m, ET

“Aramchol, SCD1 inhibitor, improves liver glucose homeostasis in NASH” (Abstract #2304)
Laura de laCruz-Villar, David Fernández-Ramos, Fernando Lopitz-Otsoa, Marta Iruarrizaga-Lejarreta, Jon Bilbao, Diana Cabrera, Sebastiaan M van Liempd1, Cristina Alonso, Shelly C Lu, Liat Hayardeny, Tali Gorfine, José M. Mato

“Increased exposure of Aramchol by using a split dose – potential for greater efficacy in NASH” (Abstract #2326)

Graham Trevitt, Richard Weaver, John Posner, Liat Hayardeny, Tal Gorfine, Shaul Kadosh

About Galmed Pharmaceuticals Ltd.

Galmed Pharmaceuticals Ltd. is a clinical stage drug development biopharmaceutical company for liver, metabolic and inflammatory diseases. Our lead compound, Aramchol™, a backbone drug candidate for the treatment of NASH and fibrosis is currently in a Phase 3/4 registrational study.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed's planned pivotal Phase 3/4 ARMOR trial, or the ARMOR Study or whether a pivotal trial will be conducted at all; completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial; regulatory action with respect to Aramchol by the FDA or the EMA; the commercial launch and future sales of Aramchol or any other future products or product candidates; Galmed's ability to comply with all applicable post-market regulatory requirements for Aramchol in the countries in which it seeks to market the product; Galmed's ability to achieve favorable pricing for Aramchol; Galmed's expectations regarding the commercial market for NASH patients; third-party payor reimbursement for Aramchol; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing; market adoption of Aramchol by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol; the development and approval of the use of Aramchol for additional indications or in combination therapy; and Galmed's expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 13, 2019, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed's current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Guy Nehemya

Galmed Pharmaceuticals Ltd.

investor.relations@galmedpharma.com